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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each
American Depositary Shares, each representing one ordinary share, nominal value €1 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

☒
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Table of Contents

1.	Transcript of earnings call held by Portugal Telecom, SGPS, S.A. on March 7, 2006

IMPORTANT NOTICE

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the "Company"). Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

PORTUGAL TELECOM

2005 Full Year Results Conference Call

Moderator: Mr. Zeinal Bava

March 7, 2006

11:00 a.m. ET

Important Notice

        In the United States, Portugal Telecom, SGPS, S.A. (the "Company") will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the "SEC") following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended. Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it becomes available, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

        This communication includes statements that constitute "forward-looking statements." These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings and industry conditions; (b) information or statements concerning potential disadvantages of the tender offer; and (c) statements that are preceded by, followed by or include the words "believes," "expects," "anticipates," "intends," "is confident," "plans," "estimates," "may," "might," "could," "would," the negatives of such terms or similar expressions.

        Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We do not intend to review or revise any particular forward-looking statements referenced in this communication in light of future events or to provide reasons why actual results may differ. Investors are cautioned not to put undue reliance on any forward-looking statements.

        Any of the following important factors, and any of those important factors described in our Annual Report on Form 20-F for the year ended December 31, 2004 or in other of our SEC filings, among other things, could cause our results to differ from any results that might be projected, forecast or estimated by us in any such forward-looking statements:

  •
  material adverse changes in economic conditions in Portugal or Brazil;

  •
  exchange rate fluctuations in the Brazilian Real and the U.S. dollar;

  •
  risks and uncertainties related to national and supranational regulation;

  •
  increased competition resulting from the liberalization of the telecommunications sector in Portugal and Brazil;

  •
  the development and marketing of new products and services and market acceptance of such products and services; and

  •
  the adverse determination of disputes under litigation.

        This communication is not for publication, release or distribution in any jurisdiction where it would otherwise be prohibited.

        Operator:    Greetings, ladies and gentlemen, and welcome to the Portugal Telecom call hosted by Mr. Zeinal Bava, Portugal Telecom's Chief Financial Officer. At this time, all participants are in a listen-only mode, and the floor will be open for questions and comments following the presentation. If you have any questions, please press star, one on your telephone keypad.

        I would now like to turn the floor over to your host, Mr. Zeinal Bava. Sir, the floor is yours.

        Mr. Zeinal Bava:    Okay, thank you very much.

        Good afternoon, ladies and gentlemen. Very—thank you very much for being available for this call. I'm here with my team. Just before we go into some of the details of the press release we put out today and the rebuttal doc, again that we put out, I'd just like to call your attention to the Safe Harbor in our results presentation. This release that we put out contains forward-looking statements within the meaning of the US Private Securities Litigation and Reform Act of "95, so I think there some—it's an important reading for you, and I refer to you to the Safe Harbor that we have put out.

        I was going to keep my introduction fairly short and I was going to focus principally on the results that we put out, allowing thus ample time for Q&A's. The results we announced for the full year ended 31st December "05, our net income amounted to 293 million in the fourth quarter of 2005. This is an equivalent to an increase of 448 percent. EBITDA minus CapEx amounted to €349 million, an increase of 72.4 percent over the same period last year. The consolidated operating revenues amounted to €6.385 million. EBITDA was about 2,496, and EBITDA minus CapEx amounted to slightly over €1.5 billion, as well.

        Net income for the year amounted to €654 million, which is an increase of 4.9 percent over the same period last year. The Board of Directors yesterday also approved the submission for shareholder's approval at the next AGM, to be held on the 21st of April, the payment of a cash dividend of 47.5 cents, which compares with 35 cents a year ago, and. .. a 35.7 percent increase over the previous year dividend.

        Some other financial highlights I think worth mentioning is that the—for domestic business, wireline, TMN and PT Multimedia saw revenues down by 1.7 percent, and PTM offset in part the decline that we saw in TMN and the wireline revenues. However, if you look at the domestic retail revenues, it decreased 1.8 percent but, if you were to adjust that for the reduction in fixed mobile interconnection rates, retail revenues would have decreased by only 0.6 percent. So, we are pretty much flat year-over-year, with some deterioration coming pretty much from the evolution of the Portuguese market underpinned by weak economy than the previous quarters.

        EBITDA, as I mentioned, reached €2,496. That's a 5.6 percent increase over the same period last year, underpinned by very strong wireline performance as a result of major restructurings we've done, and not only in terms of staff redundancies but also reduction in the post-retirement benefit costs. You will have seen from the press release these were negative €22 million in 2005, and we had a one-off €110 million impact, which related to a change in the retirement age for pensioners in Portugal.

        That change was ratified by the president of the Republic in December, so we've now brought that impact into our P&L, and also the adoption of changes in IFRS that occurred in December as to how we dealt with deferred actuary losses, which hit directly our shareholder funds under IFRS. That had a positive impact also of €55 million. So, those were the two major impacts that you saw in post-retirement benefits in "05. Having said that, the €55 million is recurrent, and the €110 million is one-off.

        In terms of CapEx, our CapEx increased 23.9 percent in 2005, amounting to €943 million. Literally in all our businesses, we invested more compared to last year. In wireline, we have to invest more in terms of ADSL coverage. In mobile we invested more because we are building more aggressively the 3G coverage, as per the announcement we made in April last year. And in terms of multimedia, we are also investing more not just in terms of passing more homes, but also in new IT and transponders to improve the quality of the service in that company.

        Our net debt amounted to €3,672 million at the end of 2005, so this is against a backdrop of free cash flow generation of about €1 billion. This is—the net debt increased 99 million, but we contributed, as you know, €300 million. We made that €300 million extraordinary contribution to fund the post-retirement healthcare obligations. And that was, as you know, a commitment we had made beginning of last year, and we did this contribution. And we have also now, as you know, committed to do more. We had initially committed to do an extra €300 million and, yesterday, we raised that commitment to one billion over the next three years.

        With regard to our debt profile, we issued as you know earlier this year, bonds, and our consolidated cost of debt is—stands at 6.6 percent if you include Brazil, and it's 4.7 percent if you exclude Brazil. And our maturity is well in excess of nine years, which provides lots of financial flexibility for our balance sheet and for the funding of our business and investments going forward.

        With regard to the unfunded post-retirement obligations, these amounted to €2.6 billion at the end of 2005. We had an impact of €700 million from the change in actuarial assumptions, and the biggest impact actually came from the change in our discount rate that we were using to do the NPV of future obligations from 5.5 percent to 4.5 percent. As we had indicated in the past, a .25 percent reduction in the discount rate has a plus or minus impact of €100 million, and that justifies most of the impact that we had.

        In addition, with regard to our obligations with salaries, we are now discounting those at 3.5 percent. They are short to maturity, so those two effects account for most of the €693 million impact that we had in terms of actuary losses in 2005. So, at the end of 2005—this is a pretax—our unfunded post-retirement obligation is €2.6 billion.

        With regard to disposals, we this year, as we generated cash inflows of roughly €328 million, €174 million relating from—to the sale of Lusomundo Servicos, and the remaining with the sale of PrimeSys in Brazil and our 16 percent stake in Universo Online in the recently executed IPO. It was done in December last year.

        With regard to our exposure to Brazil, that amounts to about €2.8 billion, and Vivo accounts for 95 percent of that, so Vivo at the moment represents an exposure of roughly €2.7 billion on our P&L.

        In terms of buybacks, we have completed and canceled the 10 percent buyback, which we had committed to do. With regard to the additional three percent, which we had committed to do, we have acquired 1.83 percent. This is slightly more than 20 million shares. We have an average price of less than €8.00 on the shares that we bought. We have had to suspend that buyback as a result of the pending offer of Sonae, and this is having taken proper legal advice.

        In our press release, we've also provided you this time our view with regard to how we see EBITDA, group EBITDA profile, and cash flow profile for the next three years. We have lined up a number of initiatives in the company, having discussed these in every subsidiary we have. We have done new plans, and we have revised exactly a lot of the initiatives, which were in the pipeline last year, and we now feel comfortable to provide you guidance that EBITDA, over the next—in this three-year period, will grow CAGR three to five percent. And cumulative operating cash flow, and this is defined as EBITDA minus CapEx, should amount to five to €5.5 billion over the period.

        As I mentioned, this work was done not just as—at the parent company, but the individual plans were approved in all of the subsidiaries, and we, the management team, feel fairly comfortable that the three to five percent CAGR is achievable, is achievable, and we believe that all the initiatives that we have in the pipeline, of course, over the three-year period should result in an uplift by 2008 of our EBITDA by, you know, €150 million.

        With regard to the—with regard to EBITDA minus CapEx and the cash flow improvement that we've also indicated of 100 million, we believe that the optimization of CapEx and stricter management of working capital, namely payables, we should be able also to increase cash flow from there by at least about €100 million. Our working capital investments have, as you know, work at the moment in excess of €200 million, and €73 million of that relate actually to Vivo.

        We believe that there is significant work that we can do, and the recent cash pulling—physical cash pulling we have done of the treasury function on one hand and all the centralization of purchasing that we have now done in our company should allow us to monitor far more effectively the investments in working capital. And therefore, between working capital improvement and CapEx, we believe that €100 million—so, we're really talking about an overall CapEx of €900 million plus €200 million of CapEx—we think that that 10 percent improvement is certainly doable, and it is achievable well within the three years that we have actually put forward to achieve that.

        I think perhaps now is a good time to just mention a few words on the rebuttal document that we put out on the offer. The document is out, is in the sites of the local exchange information. It's in our sites, as well, and I think it's very clear with regard to the Board position. So, I think I would refer to that document as an approved document and an official document of Portugal Telecom for shareholders with our views on the offer announced by Sonae.

        I will now probably turn the floor to questions, and my team and I once again appreciate you being available, and we will now be very happy to take any questions you may have. Thank you.

        Operator:    Thank you. The floor is now open for questions. If you would like to ask a question, please press star, one on your telephone keypad. If at any point your question is answered, you may remove yourself from the queue by pressing star, two. We do ask, when you pose your question, that you pick up your handset to provide optimum sound quality. One moment please while we poll for questions.

        Mr. Ojeda, please go ahead.

        Mr. Bosco Ojeda:    Hi, good afternoon. Bosco Ojeda from UBS. A couple of questions. One is on your cost-cutting plans. I wonder if you could provide the percentage of the employees that are still entitled to join the old pension funds. And based on that, if you do expect some reduction on the cost of personnel reduction based on lower number of people being entitled to that, if that is the case or not.

        And the second question is on taxes, if you could update the situation over there. You have—linked to that, you have provided the new distribution details, which seem to exceed your reserve situation. I know there's always a way to overcome that issue, but I wonder if overcoming that would also imply a tax payment. Thank you.

        Mr. Zeinal Bava:    Thank you very much, Bosco. The plans have been closed since 1998, 1999, so that's—so, we have no more employees going into those plans for—and they have been closed. We have at the moment, as you know, covered by our pensions roughly 33,223 people, of which 27 percent are still working at our company, 46 percent are retired and 27 percent are either pre-retired or have suspended contracts. So, you're talking roughly about 7,000-something, 7,500 people that are in the plans and working.

        With regard to the reserve situation, we have indicated in the past that, through a capital increase and a simultaneous capital reduction, we should be able to release more reserves. We are confident that, in the shareholder's agreement, with the approval of a capital reduction, we should be able to release an additional €1 billion of reserves.

        At the end of 2005, our reserves amounted to €720. Post the buyback, the 1.83 percent that we have done already, which we will cancel post the shareholders meeting and the dividend distribution, we will still have some reserves left. And through the capital increase and reduction that we plan to do, which will result in changing essentially the nominal share price of PT from probably one euro to 35 cents, we will release an additional €1 billion that has absolutely no impact in terms of taxes. Thank you.

        Mr. Bosco Ojeda:    Thank you.

        Operator:    Our next question comes from Andrew Hogley with Lehman Brothers. Please state your question.

        Mr. Andrew Hogley:    Good afternoon, Zeinal. A question on the fundamentals, if I may. Looking at the Portuguese wireline markets, there's been a big increase in local loop and bundling through the fourth quarter, and you've seen a decline in your retail market share. Can you give some comments on the trends that you're seeing there, where the competition is being driven from, and what impact do you expect that to have through 2006? Thank you.

        Mr. Zeinal Bava:    Thank you very much. If you refer to the—I think page eight of our press release, we have the operating highlights, and we have I think a pretty detailed chart there that shows that the unbundled local loops at the end of 2005 represented 72,000.

        Against that background, it's worth highlighting that we had 585,000 ADSL retail customers, and we also had 348,000 broadband customers in the cable division. So, I think we need to look at the numbers in that context. Competition has accelerated, as you know. The Portuguese regulator has reduced significantly the prices of unbundled local loop, making I think prices in Portugal one of the most competitive in Europe, providing our competitors margins that oscillate between 40 and 60 percent.

        Of course, we are seeing pickup in competition, but the way we plan to respond to this is very similar to what we have said in the past. We will not compete on prices. We believe that we should differentiate the broadband product we have with the service that we provide overall. For us, that service includes the quality of service, provisioning times, the speeds that we provide to our customers and the feasibility and system sustainability of those speeds and the traffic levels that we provide to our customers.

        In—across all our businesses, be it ADSL and broadband cable, we have been working in that direction. Recently in the broadband ADSL side, we came out with a product called SAPO ADSL Three, which essentially it's a no-frills, it's a pay-as-you-go product with absolutely no obligation of recharging any amount every two months or every month, for that matter.

        Now, that has reduced the barrier to having your broadband in Portugal down to €25, which is just a connection, the activation cost. In addition, you also have to pay for that particular service €25 on a yearly basis. So, for about €2.50 or €2 a month, you can have available a pay-as-you-go product at home broadband.

        We are also taking up our speeds. We are at the moment doing pilots for the significant chunk of our, or a significant part of our customers, testing speeds in some cases customers with 640 with one megas, two megas into four, four into eights. Those pilots are coming along very well. We want to make sure that, if and when we do that migration, we do it by providing our customers the best possible quality, and not just in terms of perception but, in fact, in terms of guarantee.

        So, we will continue to develop value-added services around all our packages. We hope that that in itself will provide us an improvement of our share of net haves that we have had in the fourth quarter and the third quarter.

        Clearly, competition is picking up. Prices at the competition have—are very, very—you know, are very aggressive, although recently we noticed that one of our competitors took prices up from €22.5 to €29.90, so I think that all goes well, and our competing of similar products are priced at about €35. So, the price discount that we had, or the price premium that we had, has been significantly reduced now with this movement that our competitors did which, as I repeat, took their prices up by about 30 percent.

        Just one thing to clarify on the previous question we had. I said capital increase in capital reduction instantly. This capital increase does not mean there should be any cash-in from shareholders. This is just an accounting movement of reserves within our shareholder funds. So, just to be absolutely clear, we will do the capital increase and the capital reduction. That will not involve any kind of cash commitment from anyone. It's just accounting movements and, at the end, our current nominal share price will go from €1 to 35 cents, releasing one billion of reserves. Thank you very much.

        Operator:    Our next question comes from Brian Rusling with Cazenove. Please state your question.

        Mr. Brian Rusling:    Yes, good afternoon, Zeinal. Just two questions in relation to your defense document, which hopefully you can clarify because this was just two new things. And the first one is on page four, where you refer to, on the mobile side, a shared utilization model for 3G networks. Can you explain what your thinking is there and how it's developing and what we might hear next?

        The second one is on page eight of the defense document, or the annex to it, where it's the one billion contribution to the pension fund. And you talk about a new framework for labor relations. Can you explain what that new framework is and what it might lead to in terms of the ability to reduce costs?

        Mr. Zeinal Bava:    Okay, thank you very much. I think two very good questions.

        With regard to the network and the way we see this, we indicated yesterday that, on the fixed line side of our business, we are prepared to either provide a different governance within our existing wireline division or, alternatively, consider a partial sale of that fixed line access network.

        On the mobile side, I think what we're trying to say yesterday is that we are prepared to work with other mobile operators in Portugal so as to ensure that we can, perhaps on one hand, optimize CapEx for all of us, perhaps on the second. We can perhaps accelerate the rollout of some of the new services in the Portuguese market, which we can certainly do if we can work together with other operators.

        We would like to have a cooperative position also in the mobile business. We believe that we have to gain by working with others and likewise, and therefore, if we can work with other operators in this Portuguese market to accelerate the rollout of new services while becoming far more effective in managing down our CapEx, we will be prepared to do that.

        With regard to the one billion contribution to the pension fund, we've indicated that we would like to do that under a different framework of labor relations. If you look at the Portuguese—Portugal Telecom's unfunded pension liability, €950 million of the €2.6 billion deficit that we have at the moment relates to the fact that, over the last few years, we have been increasing wages and salaries and healthcare costs well in excess of the assumptions that we have in our actuarial studies.

        If you look at our actuarial studies, we are at the stage working on the basis, and all the work that's been done by our actuaries is on the basis that salaries will increase three percent and health care costs will increase 3.5 percent for the next four years and, beyond four years, will increase three percent. And we are working with mortality tables, which are fairly conservative, 84 years for men and 86 years for women.

        If you look at the unfunded of €2.6, €950 million relates to the fact that, year after year in the fixed line division, either through direct salary increases or automatic promotion of careers, we have failed to deliver on some of these assumptions. So, the—I think the message that we wanted to relay is that we are committed to investing the one billion. We think the unfunded pension liability is something that, from a social standpoint, represents a concern for our workers, but we are also willing at this stage to sit down with our workers to find ourselves a new way of working so as to ensure that, going forward, we don't accelerate the deficit rather than that what we would like to do is make sure that we worked together to collectively reduce it and ensure that at least we are working within the framework of the actual assumptions which we think are fairly realistic. Thank you.

        Just one thing. If you look at, for example, 2005, healthcare costs and the wages and salaries were, again, once more ahead of the assumptions in our actuarial studies, and that hit €55 million, our shareholder funds. So again, in 2005, we were managing healthcare costs and wage and salaries in excess, and that excess was €55 million. It is this that we are looking to fix going forward.

        Operator:    Our next question comes from Javier Borrachero with ING. Please state your questions.

        Mr. Javier Borrachero:    Yes, good afternoon. Hey Zeinal, I wonder if you can maybe share with us, as you usually have been doing, your views on 2006 by divisions. And I don't know if at this stage you can also maybe give some sort of breakdown of these three to five CAGR for the next three years, what should we expect this growth to come from, again according to the different divisions. Thank you.

        Mr. Zeinal Bava:    Okay, thank you very much. Before I give you that guidance, I just wanted to just touch on this issue of recurring items and nonrecurring items, and how you should be looking at the wireline EBITDA at our company.

        If you were to—in "04 we had €932 million of EBITDA. If you adjust the stated EBITDA of the wireline division for nonrecurring items, the equivalent the EBITDA would be roughly €939 million. We had, as you know, a one-off of €110 coming, as I mentioned, from this decree law that was approved by the president, and we've also under IFRS new rules approved in December, we have taken a hit against shareholder funds under IFRS, and that will obviously mean that we will not be amortizing actuary losses that have been deferred going forward. So, excluding for that and on a like-for-like basis, the €932 of last year would compare with €939 this year.

        The guidance that Investor Relations at Portugal Telecom, Nuno Prego, has been given on the wireline has been that wireline EBITDA for "06, we would be comfortable with about €880 million. We can now tell you that we are comfortable that, with this €939 million that we had in "05, we are comfortable that EBITDA in "06 should be in line either flat or maybe slightly positive compared to this €939 million that I just referred to, which is the clean EBITDA of the wireline division for "05.

        In terms of the top line for wireline, we are still keeping the guidance of minus four, minus five percent in the revenues. Having said that, you should bear in mind that the fixed mobile termination rates will continue to come down until October this year, and that will have an impact of €50 million in revenues in the wireline alone, 50 million in revenues. We'll reduce costs by €40. The net impact on EBITDA is 13 million.

        Still, we believe that €939 is a number that we feel comfortable with for wireline in "06. Perhaps we can do slightly better than that. Whenever I'm going to tell you by division does not take into account the €150 million that we have indicated as an extraordinary effort that we are prepared to do between "06 and "08.

        On—in the case of wireline as well, CapEx, we expect CapEx to be somewhere between €200 and €220 million. TMN we have indicated that we should have stable, zero to maybe one percent revenue growth and, with regard to EBITDA, the guidance we have given is minus two to minus three percent for "06. With regard to CapEx, we've indicated less than 200 million.

        PTM we've indicated in the past, mid single digit on revenues and five to 10 percent increase in EBITDA. This is again guidance we've given, and that probably EBITDA would be at the top end at this five to 10 percent guidance we have provided. CapEx likely to be somewhere between €100 and €120 million, bearing in mind that part of that CapEx that we do at PTM is non-cash, particularly when you consider transponder costs, and so on. For example, in "05, CapEx of PTM, about €100 million is actually non-cost, a telecom cost and transponders that are basically costs that we take up front, and then they get paid over a long-term contract that we have.

        On Vivo, we've indicated revenues single digit and, in terms of EBITDA, we've indicated low double-digit, 10 percent plus, and CapEx of about 2.2 to 2.3 billion.

        With yesterday's announcement, what we have tried to pass in the market is that we can do better over the three-year period by at least €150 million at EBITDA and €100 million in optimizing working capital and CapEx. This will be done through a number of initiatives.

        In the wireline, for example, we are looking increasingly to integrate IT offerings with our products and services to address far more effectively what corporate customers are asking from us, doing much more outsourcing contracts, for example. We will continue to do business process reengineering. Our shared services company has done significant business process reengineering over the last two years. We are increasing the footprint of that company, and that now also covers, for example, customer service.

        In the PT Multimedia division and TMN, we are working closely—and by the way, PTM isn't working just with TMN. PTM is also working with other mobile operators in Portugal, namely Vodafone, in mobile TV initiatives as well. We think that mobile TV is also another initiative, which will bring to bear a positive impact in our performance going forward.

        Programming costs at PT Multimedia, some of our more expensive contracts will come up for renewal in the next 12 to 24 months, and that may represent a significant saving from us. We have lined up a list of significant initiatives in our company. Individual responsibilities have been attributed, and we are fairly confident that, within this three years, we can de facto generate this €150 million uplift in OpEx, and this 100 million optimization of CapEx. Thank you.

        Operator:    Thank you. Our next question comes from Pilar Bertuzzi with Sanford Bernstein. Please state your questions.

        Ms. Pilar Bertuzzi:    Yes, good afternoon. I was just wondering if you could update us on your UMTS 3G subscribers in the fourth quarter, where we are versus your target, and if you could talk a little bit about 2006, please. Thank you.

        Mr. Zeinal Bava:    Okay, thank you. Thank you very much. With regard to 3G, we announced that we would be accelerating the rollout, that we did that in March this year. We said that we wanted to keep a market share in the 3G area in line with our current market share and, if you look at page, I think, 36 of our press release, you will find there that we, at the end of 2005, had 385,000 3G customers. We are also—we are seeing an acceleration in the take-up of data services, so non-SMS data revenues have increased 74 percent year-on-year, and now already account for about 21 percent of our total data revenues in the period.

        We are also bringing to bear increasingly at TMN our relationship with PT Multimedia to deliver, as I mentioned, mobile TV and other content-driven services, as well. So, we remain fairly bullish that we will be maintaining the objectives that we have in terms of share, albeit that this will continue to mean that CapEx will continue to be high at TMN compared at least to previous years, and we will keep the same commitment in terms of market, as well.

        At TMN, therefore, we will also, by the way, invest in these mobile office cards, and that is something which is become a priority for us, and incidentally we've now also launched Blackberries, and so on. So, a number of services that may lead to increased usage of data has become a significant priority, and I think the rollout of services is pretty ambitious for the next six to nine months, and we remain very hopeful that that will help us take our data revenues as a percentage of total revenues to values in excess of 20 percent over the next maybe 18 to 24 months. Thank you.

        Ms. Pilar Bertuzzi:    Thank you.

        Operator:    Our next question comes from Claudio Alvarez with Execution Limited. Please state your question.

        Mr. Claudio Alvarez:    Hello, Zeinal, how are you? I just had two very simple questions. Given that your margins at TMN were relatively stable in the fourth quarter, and that your market share came down quite a bit, do you feel comfortable that, going forward, given Vodafone's aggressiveness, that if you try to maintain your margins, that you'll kind of maintain your market share? And my second question is if you could give us an update in terms of your target for broadband subscribers in "06. Thank you.

        Mr. Zeinal Bava:    Thank you. With regard to the—let me start with the broadband market. We are likely to see a, of course, slowdown in "06. That is because of the penetration of PCs in Portugal. I think if you look at our overall broadband penetration of PC homes, it is well in excess of what you are seeing in most markets. So, I think there is work to be done here in terms of building further the PC penetration, and I think the way the equipment prices are falling, I think it all goes very well that maybe in 2007, 2008 we will be looking at a much, much bigger market than we can see today.

        Also, I think it's worth highlighting here is the positive commitment of the Portuguese government and all the efforts that the Portuguese government is doing in promoting Internet usage and broadband penetration in Portugal. I think that will contribute significantly to underpin what we are trying to do in terms of broadband.

        We think that we can grow our ADSL subscriber base net in 2006 100,000. I think, in cable, we may be able—between cable and ADSL, let's put it this way, we can do something like 125, 130,000.

        Mr. Claudio Alvarez:    Okay.

        Mr. Zeinal Bava:    In terms of TMN, we have never indicated to the market—we have to be slightly—I think we have to be slightly careful about what we can say also for commercial reasons. If you look at our pre-SAC margin, our pre-SAC margin was only down one percent, and that is because of the fixed mobile termination rate. So, I think we are fairly comfortable with TMN's margin at the moment and, for us, it's absolutely critical that we maintain a solid market share in 3G, and that will continue to be an important driver of any strategic, you know, positioning we want to do in this market.

        Having said that, and I may recall maybe the answer I gave just a few minutes ago on ADSL, ADSL prices, we do not compete on prices. We prefer to compete on quality of service, on the provisioning times that we provide to our customers, and in the overall experience, both in terms of, you know, shopping experience, call centers, whatever you may want to—you know, different things we may do. So, we will always be extremely cautious in terms of competing on prices but, of course having said that, we believe that the net present value that we are getting off some—getting out of some of our better customers that are migrating to 3G remains attractive. And therefore, we will continue to invest in it. Thank you.

        Operator:    Our next question comes from Guy Peddy with Deutsche Bank. Please state your question.

        Mr. Guy Peddy:    Yes, good afternoon, gentlemen. Just a couple of quick questions. Firstly, Zeinal, you haven't previously articulated medium-term guidance targets, and basically because I think you've shied away from them with the volatility in Vivo. So, as a consequence of that, I'm just wondering where you've now got your confidence to issue those targets given the fact that the Telco sector is evolving so quickly, as shown by the changing guidance at TMN midway through 2005.

        On a secondary point, your wireline pace of revenue decline is accelerating, and would appear that, given you've still got a couple of courses of rather substantial mobile termination cuts to unwind, that the pace of revenue decline in the wireline business is going to remain pretty aggressive. And as a consequence of that, I'm just wondering what—where you're going to take the cost out in order to keep an EBITDA, as you've suggested, relatively underlyingly flat at around the €930 to €940 million level. Thank you very much.

        Mr. Zeinal Bava:    Okay, thank you. With regard to—well, first we have provided the three to five percent guidance based on a constant exchange rate of 2.55. I think it's worth taking that into account because, currently, exchange rates tend to move, but that's an important underlying assumption.

        Second, recently Vivo, as you know, did a major restructuring, and a lot of the information with regard to what management of Vivo believes in terms of future performance has been made public. So, having made that information public, we are also, of course, also much more comfortable, and those public data, that information was prepared by Goldman Sachs as the financial advisor on that transaction, and [unintelligible], and that was also worked on with the management of Vivo. So, we feel comfortable with that report. It's a public document, and with regard to the assumptions we have taken, they are very much in line with what's in that report in doing our projections for the next three years.

        With regard to the wireline, as I indicated, our guidance in the top line is still minus four, minus five percent, with about a €50 million impact coming from the change or lower interconnection rates. With regard to costs, two things. Nuno Prego had indicated €880 in terms of guidance for 2006. If you look at the adjustments we've done in pensions, that alone would provide us an extra €60, €70, €70 million, let's say, impact, so that alone would take us to about €950 for 2006. So, the guidance we are providing of flat EBITDA on a sort of like-for-like basis we feel fairly, fairly comfortable.

        Where can we reduce costs further? I've indicated two areas where we need some containment. One is salaries, second is healthcare costs. There's also significant work that I think we can do with some of our partners that provide us significant services here. I'm thinking more of the service providers. We also believe that, on the commercial cost side, there's further reduction that we can do, marketing costs. So, there are a range of initiatives where we have been working instantly. This doesn't change plans that we have had in the past. Maybe the only thing it may change is the pace at which we may implement some of these initiatives.

        So, we feel, and I repeat, quite comfortable with the three to five percent CAGR over the next three years, and we believe that we will deliver on €150 million by the end of 2008, as mentioned in all the info that we have provided. Thank you.

        Operator:    Thank you. Just a reminder, if you would like to ask a question at this time, please press star, one on your telephone keypad. We'll pause for a few moments while we poll for questions.

        Our next question comes from Mathieu Robilliard with BMP. Please state your question.

        Mr. Mathieu Robilliard:    Yes, good afternoon. Two questions, please. First, in terms of your international assets, at some point in the presentation of the defense documents, you mentioned that you'd be ready to monetize some of the assets in African countries, so maybe if you could specify what you mean by monetize.

        And second, in terms of the initiatives you want to take both at PT wireline division and the cable business, you mentioned, in the case of the wireline division, that you would go through—you would develop a pay TV product there. And on the cable business, you mentioned that you would go for a voice product on cable. So, while on a standalone basis that can increase the revenue opportunity, I was wondering, wouldn't that cannibalize your sales between those two divisions? Thank you.

        Mr. Zeinal Bava:    Okay, thank you very much. Just again, to be legally correct, the document we put out yesterday is a response document. It's not a defense document. It's our—it's a Board response to the offer of Sonae.

        We indicated that we would look to monetize certain assets. I think, basically, you know, two messages there for you. We have indicated in the past, and we have provided I think the market in the past, with very, very clear—I would say proofs that we tend to be very disciplined on how we manage our international and our overall portfolio, for that matter.

        Beginning of this year, we realized—this year meaning "05—that, for example, media, print media wasn't part of what would be a natural portfolio of businesses for Portugal Telecom to be involved in. We decided to sell. We also realized that perhaps others could manage it better than us, so we sold it. Likewise, in PrimeSys, we realized that we did not want to invest cash in Brazil in further building our data business there, so we sold it, as well, to Embratel, which perhaps is a much more natural buyer and developer of that business going forward. Universo Online, likewise, the IPO provided us an opportunity to monetize that investment, so we also took advantage of that.

        So, I think if you—and then again, a couple years ago, we also sold out of Botswana, where we went in with a greenfield operation, developed it, introduced our technology, [unintelligible] IN platform, so prepaid and now available also, for example, in Brazil, in all these different businesses where we are, and we sold it and we made a decent profit out of it. So, we have been very disciplined managers in terms of proactively managing our international portfolio.

        Our investments in Africa, and I think you will have seen again in this response document, ex-Vivo, our businesses are growing significantly, and that significant growth is actually coming from the investment we have in Angola, the investment we have also in Medi Telecom in Morocco, so we are very pleased with the way some of these businesses are actually coming together. We also believe that PT Africa, which is the holding company in which we have our African investments, can benefit from other partnerships and could potentially benefit from investment, local investment in Africa, and it might actually underpin the project in terms of opening up new investment opportunities.

        So, what we tried to say in our response document is that we are open to discuss with other partners potential opportunities to work together around what we have PT Africa. Those partners can be international players. Those partners can be Portuguese investors that have interest in the region. These—those partners can also be locals that can actually come together with us and help us grow that business even further. Those are areas where we believe we have competitive advantages, and we think we know how to manage businesses in that region, having had significant cultural links and a common language, which is Portuguese. So, that's, I think, the key message.

        In fact, this morning our CEO was mentioning that, you know, we don't rule out the possibility of eventually listing PT Africa, if we are able to gather more partners around it, in the South African market. That could be one avenue for us to monetize that asset going forward.

        With regard to moving forward with triple plays, it is inevitable that different platforms in our company will be, over time, available to offer new services. Ultimately, the goal of Portugal Telecom is to make sure that we provide good services to customers, and good here means good quality, competitive prices. And therefore, it is natural that platforms in the fixed line access network, that we may move to offering video and, in cable, that we may move to offer voice.

        I think, ultimately, the Portugal Telecom Group will have to address the needs of the market, and it will have to—we will have to align our interest with those of our consumers. And I think, through that, we can continue to work towards building—I think probably reducing churn, probably even increasing ARPU. In fact, I think, when you look at the overall numbers around VoIP and the launch of, for example, voice at PTM, remains to be seen whether most of the value will be created through incremental ARPU coming from voice, or whether it will be created just, you know, by increasing penetration of broadband in its customer base or reducing churn, for that matter.

        So, you know, we are not going to come in the way of what is technological developments and what is in the interest of our consumers. Yes, there is a potential out there for cannibalization, but it is something that we have to live with. We have seen cannibalization of fixed by mobile. We are now seeing mobile operators becoming far more aggressive, for example, with wireless broadband. That for us is an opportunity to continue to further improve, for example, speeds and traffic levels that we are offering in our fixed products, be it ADSL or broadband cable, to have our consumers buy not just one, but two products of us. Thank you.

        Operator:    Our next question comes from John Pierce [sp] with Dresdner. Please state your question.

        Mr. John Pierce:    Hi, yes, it's John Pierce speaking from Dresdner Credit Research, and I have two things I wanted to ask about.

        Firstly, the response document said that Portugal Telecom expected it would be able to maintain an investment-grade rating going forward, assuming that you're successful in responding in the way you want to the bid from Sonae. Could you give us any more precision on what the meaning of retain an investment-grade rating is? Is that the whole spectrum, or is there any particular point within the investment-grade rating, which you have in mind as a nice place to be?

        Secondly, I have to say I'm somewhat confused about the underlying EBITDA in wireline due to the shifts to do with the pension, and so on, benefits. Perhaps you could walk through again what are the underlying EBITDA numbers either for the whole year or, preferably, for Q4, particularly focusing on wireline. Thanks.

        Mr. Zeinal Bava:    Okay, thank you very much. At this stage, we are not going to indicate where, in terms of investment-grade rating, we would like to be at. I think, suffice it to say, that we believe that, with the announcements that we have made, we can be fairly comfortable that we will be still a relatively good investment grade. We will still be able to keep a relatively good investment-grade rating also because the commitment that we have made in terms of our cash flow and distribution is 60 percent of what we expect to generate over the next three years. And the—all things being equal again, just referring to the Safe Harbor, all things being equal, most of that cash flow is actually pinned on the businesses which we manage, and we've been executing for a very long time.

        With regard to the wireline EBITDA, so why don't we go through that in more detail? In 2004 we had a stated EBITDA of €900—of €69 million. The PRBs, the extraordinary gains, were €67 million, and then we had a provision for a contract, which we had with IBM, with whom we had disagreements, not just—I think most of the disagreements were on the service level agreements, and also on the prices that we were paying. So, for that reason, we took a provision of €30 million. So, you take €969, you take away €67, you add €30, you end up with €932 million clean EBITDA for PTC in 2004.

        In 2005, our stated EBITDA is €1.129 billion. Again, if you make this one-off adjustment for PRBs, €137 million, which is €110 the decree law and €27 million because the pensions are no longer calculated based on the 90 percent—the 100 percent of the salaries, but 90 percent, and it's the average of the last three years as opposed to the last salary, that's €137. And then, we have this Angolan write-up of provision. I think we've been referring to this for—I think this was booked in the first quarter, so every quarter we have said is where some receivables, which we had from Angola, which have been fully provided for and were paid as part of this umbrella agreement that the Portuguese government successfully was, you know, put together, if you adjust that for €23.

        And then, if you also include here the write-up of the provision of IBM, because we have now reached agreement with IBM on most of the differences—by the way, the €30 million provision we took last year was taken—was calculated based on revenues which we did not pay to IBM, or would not pay to IBM, and, by the way, this is how the accountants told us, or our auditors told us to do it. So, we basically have to net P, net present value, all the potential revenues for IBM for the remaining life of the contract. That amounted to €30 last year.

        Since we reached agreement with them this year, we have—we wrote up the provision again, €30 million. So, we were conservative last year, having discussed this with our auditors. This year, I think this was beginning of January or late December, we reached agreement with them. So, if you take €1.129, you take out the €137 for the PRBs, you take out the €23 million for the Angolan provision, if you take €30 million for IBM, that makes it €939. So, that €939 compares with the €932, which means that the wireline EBITDA on a like-for-like basis would have increased 0.8 percent this year, okay?

        I hope that was sufficiently clear. If you have any further questions, or if you wish to go into more details with that, my IR director and of course I would be happy to take that question offline.

        Thank you very much, ladies and gentlemen. My team and I of course, post this conference call, are fully available to provide you with any additional information you may require. The press release, the response documents are all on our site available and, as usual, we would be more than happy to take your calls or answer any e-mails or anything you may need.

        Thank you very much and, again, we look forward to seeing you soon. Thank you. Bye-bye.

        Operator:    Thank you. This concludes today's conference call. You may disconnect your lines at this time. Thank you all for your participation.

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